[Vanguard Ship Logo]
                                                                   P.O. Box 2600
                                                     Valley Forge, PA 19482-2600

                                                                    610-503-5854
                                                   Sarah_A_Buescher@vanguard.com




                                                     May 9, 2007

via electronic filing
Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:      Vanguard Specialized Funds
         File No. 2-88116

Dear Mr. Sandoe,

         This letter responds to your telephone comments of May 8, 2007 on Post-Effective Amendment No. 64 to the registration statement of the above-referenced registrant, which was filed on March 23, 2007.


Comment 1:     Energy Fund Prospectus - Primary Investment Strategies
--------------------------------------------------------------------------------
Comment:       The first sentence of the primary investment strategies
               section states that the fund "invests at least 80% of its assets in the common stocks of companies principally engaged in energy-related activities, such as production and transmission of energy or energy fuels; the making of component products for such activities, energy research; and energy conservation or pollution control." Explain whether the use of "such as" means that non-energy-related activities are included in the 80% figure.

Response:      The 80% figure includes common stocks of companies principally engaged in energy-related activities. "Such as" is used to describe examples of such activities.


Comment 2:     Energy Fund Prospectus - Capitalization
--------------------------------------------------------------------------------
Comment:       Item 4 of the prospectus states that most stocks held by the fund are mid- and large-capitalization stocks. Discuss the risks of mid- and large-cap stocks in the primary risks section.

Response:      The fund's strategy is focused on stocks in a particular industry and is not centered on a particular market capitalization.
               Accordingly, we have not added market cap disclosure to the fund's primary investment strategies. In a broadly diversified stock fund, a bias toward small- and/or mid-cap stocks is a risk factor worth noting. However, in funds that are focused on a single


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Christian Sandoe, Esq.
May 9, 2007
Page 2


               industry or sector, there is a relatively low correlation between fund performance and style benchmark performance. The risk attributable to the fund's focus dwarfs the risk attributable to the capitalization of the stocks owned.

Comment 3:     Energy Fund Prospectus - Plain Talk about the Fund's Portfolio
               Managers
--------------------------------------------------------------------------------
Comment:       Please clarify the role played by the various portfolio managers.

Response:      Vanguard uses the term "co-manage" to describe relationships where portfolio managers are truly equals with respect to managing portfolio assets. We will provide additional clarification as necessary when there are distinctions to be made between the roles and responsibilities of a fund's portfolio managers. However, since there are no such distinctions in the case of this fund, we prefer to leave the descriptions unchanged.

Comment 4:     Investment in Other Investment Companies
--------------------------------------------------------------------------------
Comment:       The Statement of Additional Information states that each fund may invest in other investment companies to the extent permitted by the Investment Company Act of 1940. For each fund that invests in other investment companies, do the indirect expenses incurred by the investing fund exceed 0.01%?

Response:      Certain funds invest in other investment companies, but in all cases the indirect expenses incurred by the investing fund are less than 0.01%.

 *       *       *      *       *       *       *       *      *       *

As required by the SEC, each fund acknowledges that:

           o The fund is responsible for the adequacy and accuracy of the disclosure in the filing.
           o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
           o The fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                   Sincerely,
                                   /s/Sarah A. Buescher
                                   Sarah A. Buescher
                                   Senior Counsel
                                   The Vanguard Group, Inc.

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